April 6, 2023

VIA E-MAIL

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Lori Empie
Robert Klein
Matthew Derby
Sandra Hunter Berkheimer

Re:	Cosmos Group Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 Form 10-Q for the Quarterly Period Ended June 30, 2022 File No. 000-55793

Ladies and Gentlemen:

On behalf of Cosmos Group Holdings Inc. (the “Company” or “COSG”), we are hereby responding to the comment letter dated September 22, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”).

Due to the Company’s recent change of independent registered public accountant (the “Auditor”) effective on February 10, 2023, the Company requires more time to provide responses to the Staff’s comments regarding the Management’s Discussion and Analysis of Financial Condition and Results of Operation section, as well as certain comments on the Report of Independent Registered Public Accounting Firm. In order to provide feedback to the Staff as soon as possible, the Company hereby provides their currently available responses, and will provide further responses to the Staff’s comments, together with an amendment to Form 10-K and Form 10-Q, in a subsequent filing.

For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.	Please provide us with your legal analysis as to how you conclude that the “Digital Ownership Tokens,” or “DOTs,” that you are producing and will sell, and the services you may provide with respect to the art and collectibles you custody, are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. Please address not only the instruments themselves but also your potential role in the operation of a marketplace and creation of the instruments, as well as any ongoing interest in the DOTs through royalties or resale fee. In your response, please specifically address how your “applicable internal policies and procedures” allow you to reach this conclusion, revise to describe in greater detail your internal processes and revise to add risk factor disclosure discussing the risks and limitations of your internal policies and procedures, including that they are risk-based judgments made by the company and not legal standard or determination binding on any regulatory body or court. In preparing your response, you may find useful the letter sent by the SEC’s Strategic Hub for Innovation and Financial Technology to The New York State Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-comments- to%20nysdfs-1-27-20.pdf.

Response: The Company notes that our business focuses on physical artworks and collectibles, while utilizing blockchain and NFT technologies to create a documents of title and a transparent ledger for each artwork or collectible to enhance the overall experience of each collector in order to facilitate sale transaction logistics. The DOTs minted and sold by the Company represents the ownership documentation and other documents of the underlying physical artwork or collectible sold by the Company. In purchasing the DOTs, the customers are in fact transferring ownership of the underlying physical artwork or collectible. The DOT ownership documents may include independently appraised valuation, a 3D rendering of the piece, high-definition photo of the piece, AI recognition file of the piece and a set of legal documents to provide proof of ownership and provenance of the piece to the blockchain. The value of the DOTs is based upon the value of the underlying asset and does not rise or fall based upon the efforts of the issuer (in fact the valuation reports, which forms parts and parcel of the DOT, acts as a deterrent against speculation), our affiliates or a third party’s efforts, and accordingly, we are of the view that the value of DOTs is independent from the managerial efforts of the Company

As the Company disclosed in the form 8-K filed on December 20, 2022: effective on December 15, 2022, the Company entered into a settlement agreement with Lee Ying Chiu Herbert, our former director and current controlling shareholder (“Dr. Lee”), pursuant to which amongst other transactions, the Company caused the transfer to Dr. Lee of Coinllectibles Limited, Coinllectibles (HK) Limited and Coinllectibles Wealth Limited. Subsequent to the transaction, the Company did not receive any crypto currencies.  Subsequent to the transaction, the Company no longer minted any DOTs, and any DOTs sold by the Company as ownership documents in association with the underlying physical artwork or collectible will be obtained from a third party.

Subsequent to the reporting period, the Company continues to operate its metaverse platform MetaMall, which acts as an e-commerce platform. Stablecoins received on the MetaMall platform will be processed by a third party payment company which will convert the stablecoins into fiat currency to be transferred to the Company.

Due to the fact that the DOTs minted or sold by the Company represents the ownership documents and related documents of the physical artwork or collectible, the Company is of the view that the DOTs minted and sold are not securities. Please see our further legal analysis below:

Legal Analysis

According to the Supreme Court in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), a DOT may be regulated as a security if it is determined to be an “investment contract.” According to the Supreme Court in Howey, an “investment contract” exists where all of the following four factors are satisfied: (1) an investment of money; (2) in a common enterprise; (3) with a reasonable expectation of profits; and (4) to be derived from the entrepreneurial or managerial efforts of others.

As more fully discussed below, we believe that our DOTs are not securities and do not satisfy the four prongs of the Howey test.

Investment of Money:

In the Company’s case, the buyers are purchasing the Company’s DOT in order to transfer the ownership of the physical artwork and physical collectibles. However, in this case, the buyers of our DOTs are able to purchase them with cash, credit card and other cryptocurrencies, which is sufficient to satisfy this first prong of the Howey test.

Common Enterprise:

Common enterprise are normally considered under either of two theories: “horizontal commonality” and “vertical commonality”. Horizontal commonality exists where two considerations are established: (i) a sharing or pooling of the funds of investors and (ii) that “the fortunes of each investor in a pool of investors” are tied to one another and to the “success of the overall venture”. Vertical commonality exists in “broad” and “strict” form. Broad vertical commonality is established by showing that “the fortunes of investors are tied to the efforts of the promoter”, however this application was rejected by the Second Circuit for Howey as it effectively merged into a single inquiry the two separate questions posed- whether common enterprise exists and whether investors’ profits are to be derived solely from the efforts of others. Meanwhile strict vertical commonality exists where there is “one-to-one relationship between the investor and investment manager’, such that there is an interdependence of both profits and losses of the investment.

In the case of the Company’s DOTs, there is no partial ownership of a larger underlying DOT, and the purchaser of our DOTs are not linked to the creator of the asset beyond the single purchase transaction. There is no ‘overall venture’, and therefore, we do not believe horizontal commonality is established.

In considering vertical commonality, the value of the Company’s DOTs is based upon the value of the underlying asset and does not rise or fall based upon the efforts of the Company (in fact the valuation reports, which forms parts and parcel of the DOT, acts as a deterrent against speculation), our affiliates or a third party’s efforts, therefore there is no interdependence of both profits and losses between the purchaser and the Company and accordingly, we are of the view that this prong of the Howey test cannot be satisfied.

Reasonable Expectation of Profits:

Investment for profit can be considered in (i) the buyer’s motivation in acquiring the asset, i.e., enjoyment or consumption versus intention to realize capital gain or other income, and (ii) the manner in which the Company promotes the platform and its product.

(i) Our targeted purchasers are end users who aim to purchase the physical artwork and collectibles, while we facilitate the process through the use of DOTs to allow for an easier and more robust transaction in the age of the internet. Each DOT that we mint represents one “collectible”. Each collectible, by its very nature, is unique and serialized. For the avoidance of doubt, the collectible is never ‘fractionalized’ by us and represents the asset in question on a 1 to 1 basis. We apply the blockchain technology for this purpose because of the decentralized security feature of such technology, avoiding information stored in the NFTs being changed easily. With the blockchain technologies, buyers can authenticate the collectible being purchased with provenance data being available on demand in a near immutable manner.

In the minting and marketing of our collectibles (which comes with a DOT), we make clear that the DOT represents the right to the contract which is minted onto the DLT. Furthermore, ownership of the DOT will never be separated from ownership of the underlying asset as the DOT itself represents access and custody to the underlying asset. Therefore, our target purchaser’s motivation for each transaction is to purchase the underlying physical artwork and collectibles, and not the DOTs itself and there is no intention to realize capital gain from the DOT.

(ii) The Company does not promote a DOT separately as a security or investment asset, but provides promotion and pricing of the underlying physical artwork and collectible with the valuation reports and ownership documents bound in the form of DOT, which is similar to how fine arts and collectibles are promoted by auction house, frequently with valuation reports to indicate the collectible’s value.

As such, purchasers of our DOTs have the intention to purchase the underlying physical asset or collectible and do not as part of the transaction obtain a right to: (i) receive royalties, dividends, payments or other distributions; or (ii) make governance or any other decisions regarding the DOT, the online website or any other matter with respect to the issuer. Due to this consideration, we do not consider our DOTs to satisfy this prong of the Howey Test.

Managerial Efforts of Others:

We view ourselves as providing a platform for users, sellers and buyers of our physical artwork and collectibles to interact. Specifically, we assist the artist or creator of a collectible to obtain a global reach by placing their collectibles onto our platform (which will in turn come with a DOT to enable ease of transaction worthy of the age of the internet) and promote the collectible with the DOTs prior to placing them for auction on our online website. DOTs merely serve as a digital documentation tool to encapsulate ownership titles (as opposed to having it paper based (which is prone to fraud) or PDF based (which is prone to cyberattack). During the financial period, we charged a fee to create and promote DOTs representing their underlying collectibles. We also expect to charge an administrative fee for processing the transfer of the DOT with physical artwork and collectible sold, updating the registration of the chain of title of each DOT transferred on our platform.

The pricing of the Company’s DOTs are accompanied by professional valuation reports (which is also an ancillary document commonly minted into our DOTs. When this occurs, purchasers are able to obtain fair value assessment of the collectible instead of being driven by market sentiment (e.g., thus achieving a price stabilization / anti-speculation effect). There is no partial ownership of a larger underlying DOT, and the purchaser of our DOTs is not linked to the creator of the asset beyond the single purchase transaction. The value of our DOTs is based upon the value of the underlying asset and does not rise or fall based upon the efforts of the issuer (in fact the valuation reports, which forms parts and parcel of the DOT, acts as a deterrent against speculation), our affiliates or a third party’s efforts, and accordingly, we are of the view that the value of DOTs is independent from the managerial efforts of the Company. Any fluctuations in the market value of the DOTs after transfer will be based solely on market conditions alone and not on the external managerial efforts of the Company and besides, there will always be a fair value attached to the underlying collectible, as with any art pieces. Accordingly, we do not believe that our DOTs satisfy this prong of the Howey test.

Other Enumerated 2(a)(1) Securities

The DOTs that we mint represents the rights to an underlying asset, i.e. the artwork, or other forms of collectibles. Each DOT that we mint represents one “asset” listed on our platform. Each collectible is unique and serialized, like mapping to theater or auditorium tickets. The DOT to be minted determined by the creator or artist that has engaged us to mint the DOTs for their collectibles. The DOTs are essentially a digital wrapper to a collectible that can be easily purchased and obtained immediately on our website (as opposed to having fresh paperwork having to be drawn manually by human labor upon each transaction). The DOT in theory is using technology to replace lawyers/draftsman on work that can be done by machine without much lawyering actions involved.

Holders of our DOTs do NOT have any of the following rights:

●	Right to receive, share or participate in royalties, dividends, profits, distributions or payments of any kind (including any repayment of indebtedness or deposits, whether as obligor, guarantor or depositor, or exchange of cash flows, liabilities, or currencies);

●	Right to participate in any governance activities such as voting;

●	Right to receive a fractionalized interest in an underlying asset;

●	Any put, call, straddle, option or privilege on any security, certificate of deposit or group of index of securities (including any interest therein or based on the value thereof);

●	Any put, call straddle, option or privilege entered into on a national securities exchange relating to foreign currency or in general any interest or instrument commonly known as a security;

●	Right to receive any certificate for receipt for, guarantee of or warrant or right to subscribe to or purchase any of the foregoing.

It should be stressed again that the DOTs that our customers are getting is a digital equivalent of the legal documentation that would have accompanied the sale and purchase of a collectible which utilizes the latest DLT technologies for such documentation purposes.

As a result, given the clear fact that the DOT is only a documentation tool, we do not believe our DOTs can be qualified as securities as enumerated under Section 2(a)(1) of the Securities Act.

Internal Policies and Procedures

To help facilitate our assessment of whether a product may be a security, we have developed an analytical framework using a points-based rating system centered around factual questions designed to address each of the test factors articulated in Howey: (i) whether crypto purchasers invested money; (ii) in a common enterprise; (iii) with a reasonable expectation of profit; and (iv) based on the efforts of others.

As advised by FinHub in the letter to the New York State Department of Financial Services on January 27, 2020 (the “FinHub Letter”), our assessment seeks to take into account federal securities laws, factors enumerated within the FinHub Framework, case law, and other guidance, as well as our deep understanding of digital asset technologies.

Our framework recognizes that, in general, the mere use of DLT will not cause an asset to become a crypto asset per se. Rather, the more factors that are implicated, the greater the likelihood that a crypto asset may be classified as an investment contact. We also weigh factors which we believe are more important than others in that assessment, in order to generate a scaled score. We believe this approach allows us to more methodically apply and analyze facts consistently across different assets and across the same asset over time.

As indicated in the FinHub Letter, we recognize that the use of our framework or other model industry or state-based frameworks or whitelists has not been endorsed by the SEC or other regulatory authorities, and recognize that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a listing determination by us does not guarantee any conclusion under the U.S. federal securities laws. Further, our risk-based assessment is not binding on any regulator or court.

Additional Risk Factor

We advise the Staff that we intend to include the following additional risk factor in the amendment to Form 10-K to be filed following review by the Company’s auditor.

The assessment of whether the DOTS we mint are securities is based upon our internal policies and procedures that are risk-based judgments made by us and are not a legal standard nor are they binding on any regulatory body or court.

Our current policy is to perform a legal analysis under the U.S. federal securities laws for each DOT that we mint to determine whether such DOT is a security. This assessment is based on fact gathering and a legal analysis that is informed by the statutory definition of a security under the U.S. federal securities laws, Supreme Court decisions applying the definition of security (e.g., SEC v. W.J. Howey Co., 328 U.S. 293 (1946) (“Howey”), Reves v. Ernst & Young (1990)), other judicial decisions applying the definition of a security, including recent court rulings pertaining to crypto assets, the FinHub Framework, and factors articulated in public communications by representatives of the SEC, no-action letters, and enforcement actions.

To help facilitate our assessment of whether a crypto asset is more or less likely to be a security, we have also developed an analytical framework using a points-based rating system centered around factual questions designed to address each of the test factors articulated in Howey: (i) whether crypto purchasers invested money; (ii) in a common enterprise; (iii) with a reasonable expectation of profit; and (iv) based on the efforts of others. As advised by FinHub in the letter to the New York State Department of Financial Services on January 27, 2020 (the “FinHub Letter”), our assessment seeks to take into account federal securities laws, factors enumerated within the FinHub Framework, case law, and other guidance, as well as our deep understanding of digital asset technologies.

Our framework recognizes that, in general, the more factors that are implicated, the greater the likelihood that a crypto asset may be classified as an investment contact. We also weigh factors which we believe are more important than others in that assessment, in order to generate a scaled score. We believe this approach allows us to more methodically apply and analyze facts consistently across different assets and across the same asset over time. As indicated in the FinHub Letter, we recognize that the use of our framework or other model industry or state based frameworks or whitelists has not been endorsed by the SEC or other regulatory authorities, and recognize that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a listing determination by us does not guarantee any conclusion under the U.S. federal securities laws. Further, our risk-based assessment is not binding on any regulator or court.

However, if the interpretation or enforcement of the laws and regulations regarding digital assets change or if we erroneously conclude that our DOTs are not securities, our operations would likely be materially and adversely affected such that we may be unable to continue to mint DOTs or the SEC, a foreign regulatory authority, or a court determines that our DOTs constitutes a security, we could become subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with the registration requirements of Section 5 of the Securities Act, or for acting as a broker, dealer, or national securities exchange without appropriate registration in the future. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Users of our DOTs could also seek to rescind our sales transactions on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease minting and selling our DOTs, which could negatively impact our business, operating results, and financial condition. If we are unable to mint our own DOTs, our results of operations and financial condition may be harmed and the value of your investment in us materially and adversely affected.

2.	Please revise to identify the crypto assets that you have received, those that you may receive in the future, the “stable currencies” that you reference, and the crypto assets users can send through the Talk+ messaging and crypto app, and provide us with your legal analysis as to whether these crypto assets are or are not securities and, therefore, whether you will be facilitating, or engaging in, transactions in unregistered securities. In your response, please specifically address how your “applicable internal policies and procedures” allow you to reach this conclusion, revise to describe in greater detail your internal processes and revise to add risk factor disclosure discussing the risks and limitations of your internal policies and procedures, including that they are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court. In preparing your response, you may find useful the letter sent by the SEC’s Strategic Hub for Innovation and Financial Technology to The New York State Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-commentsto%20nysdfs-1-27-20.pdf.

Response:

The Company notes that during the financial period , the Company did not engage in the business of purchasing, holding or trading crypto currencies.   The Company’s business focused on physical artworks and collectibles, while utilizing blockchain and NFT technologies to create a documents of title and a transparent ledger for each artwork or collectible to enhance the overall experience of each collector in order to facilitate sale transaction logistics.

During the financial period, the Company accepted crypto currencies such as ETH, BNB, USDT, BUSD, MATIC and OKT from the sale of DOTs that contain the ownership documents of their underlying physical artwork and collectibles and collection of transaction fees derived from the secondary and subsequent sales of the artworks and collectibles. In order to minimize the risk of price fluctuation in cryptocurrency, after we receive crypto currencies we do not hold onto them on a long term basis and sought to recognize the value by exchanging them into US dollar or stable currencies that are pegged with US dollar. Meanwhile, the Company did not offer stablecoins to its customers as a product and its business remained focused on physical artworks and collectibles. The stablecoins were utilized to pay for the Company’s marketing and IT development expenses, including expenses associated with the minting process.  Before the sale of Coinllectibles and during the financial period, crypto assets held by the Company was approximately 0.08% of its total assets.

The Company’s Talk+ messaging app was developed to assist end-users who were not familiar with cryptocurrencies. The app provided users with the ability to access their own cryptocurrencies that were obtained independent of the Company by acting as a portal. However, the app did not allow for transfer of cryptocurrencies and all cryptocurrencies accessed by the end-user remains with the end-user, and are not transferred or held by the Company at any time.

We do not believe the crypto currencies, including the stable coins that we received are considered securities.

Please also see our legal analysis below:

Legal Analysis

According to the Supreme Court in Howey, an “investment contract” exists where all of the following four factors are satisfied: (1) an investment of money; (2) in a common enterprise; (3) with a reasonable expectation of profits; and (4) to be derived from the entrepreneurial or managerial efforts of others.

As more fully discussed below, we believe that the stable coins are not securities and do not satisfy the four prongs of the Howey test.

Investment of Money:

The crypto currencies received by us may have been purchased with cash, credit card and other cryptocurrencies, which may be sufficient to satisfy this first prong of the Howey test.

Common Enterprise:

Common enterprise are normally considered under either of two theories: “horizontal commonality” and “vertical commonality”. Horizontal commonality exists where two considerations are established: (i) a sharing or pooling of the funds of investors and (ii) that “the fortunes of each investor in a pool of investors” are tied to one another and to the “success of the overall venture”. Vertical commonality exists in “broad” and “strict” form. Broad vertical commonality is established by showing that “the fortunes of investors are tied to the efforts of the promoter”, however this application was rejected by the Second Circuit for Howey as it effectively merged into a single inquiry the two separate questions posed- whether common enterprise exists and whether investors’ profits are to be derived solely from the efforts of others. Meanwhile strict vertical commonality exists where there is “one-to-one relationship between the investor and investment manager’, such that there is an interdependence of both profits and losses of the investment.

The crypto currencies received by us belonged to and were transferred from separate purchasers of the physical artwork, in separate transactions for the various artworks, therefore purchasers did not share common control of the stable coin before their transfer and as such a court may find that the fortunes of the purchasers were not linked. We therefore believe that horizontal commonality to not apply.

We also believe there are no interdependence of profit and loss between the Company and the customer who transferred their stablecoins, because the value of the stablecoins are intended to remain ‘stable’, the absence of value fluctuations should eliminate the ability for a holder to profit from stablecoin ownership, making any ‘expectation of profits’ unreasonable, which the SEC’s Framework for “Investment Contract” Analysis of Digital Assets (the “Framework”) (https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets#_edn1.) explicitly acknowledges. Where a fixed redemption fiatbacked stablecoin is initially sold by the issuer at $1 and entitles the holder to receive $1 upon redemption, capital appreciation seems impossible, and holders are not typically entitled to distributions. (Framework, Part II.C.3.).

While it is also noted that a New York court recently stated that UDST’s ability to fluctuate in price, notwithstanding its purported stable value, could suggest that it functions as a security (Turnkey Jet, supra; see also Pocketful of Quarters, Inc., SEC No-Action Letter, (Jul. 25, 2019), the Company had used the stablecoins in marketing and IT development expenses, including expenses associated with the minting process only, with no intention of holding the stablecoins for long term investment. During the financial period, the Company’s crypto assets accounted for approximately 0.08% of its assets.

Reasonable Expectation of Profits:

Investment for profit can be considered through (i) the buyer’s motivation in acquiring the asset, i.e., enjoyment or consumption versus intention to realize capital gain or other income, and (ii) the manner in which the seller promotes the platform and its product.

(i) The crypto currencies received by the Company had their value recognized in the short term by exchanging them into US dollar or stable currencies that are pegged with US dollar. The stablecoins were not intended by the Company as alternative income or investment, but for settlement of marketing and IT development expenses, including expenses associated with the minting process operation expenses.

Because the value of the stablecoins are intended to remain ‘stable’, the absence of value fluctuations should eliminate the ability for a holder to profit from stablecoin ownership, making any ‘expectation of profits’ unreasonable, which the SEC’s Framework for “Investment Contract” Analysis of Digital Assets (the “Framework”) (https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets#_edn1.) explicitly acknowledges. Where a fixed redemption fiatbacked stablecoin is initially sold by the issuer at $1 and entitles the holder to receive $1 upon redemption, capital appreciation seems impossible, and holders are not typically entitled to distributions. (Framework, Part II.C.3.)

The SEC appears to further recognized this argument by granting relief from the securities laws to issuers of stablecoin-like payment tokens that are unlikely to appreciate in value in Turnkey Jet, Inc., SEC No-Action Letter (Apr. 3, 2019).

While it is also noted that a New York court recently stated that UDST’s ability to fluctuate in price, notwithstanding its purported stable value, could suggest that it functions as a security (Turnkey Jet, supra; see also Pocketful of Quarters, Inc., SEC No-Action Letter, (Jul. 25, 2019), the Company had used the stablecoins in marketing and IT development expenses, including expenses associated with the minting process only with no intention of holding the stablecoins for long term investment. During the financial period, the Company’s crypto assets accounted for approximately 0.08% of its assets.

Under the aforementioned consideration, the Company’s motives are that of consumption, with no reasonable expectation of profits when it comes possession of the stablecoins.

(ii) the crypto currencies received by the Company, including the stablecoins were not promoted by the Company nor sold or transferred to customers, therefore the manner of promotion of the stablecoins also does not apply.

Managerial Efforts of Others:

The Framework notes that issuer actions that support a market price for the digital asset, such as by limiting supply or ensuring scarcity, or engaging in token buybacks or ‘burning’ (removing from circulation) tokens, are likely to constitute ‘efforts of others. The crypto currencies received by us are fiat backed stablecoins as well as other crypto currencies, they may satisfy this requirement of the Howey test.

Overall, we do not believe that our receiving of crypto currencies including stablecoins satisfies all 4 prongs of the Howie test and therefore we do not consider the crypto assets we receive to be securities.

Internal Policies and Procedures

We advise the Staff that the crypto currencies including the stablecoins that we received are not a product of our business, and that our business focused on physical artworks and collectibles, while utilizing blockchain and NFT technologies to create a documents of title and a transparent ledger for each artwork or collectible to enhance the overall experience of each collector in order to facilitate sale transaction logistics. We did not offer any crypto currencies including stable coins as products to be sold, and did not transfer any crypto currencies to our customers.

Please refer to our Internal Policies and Procedures on question 1 to show that we do not believe our crypto assets are securities.

Additional Risk Factor

Please refer to the risk factor “The assessment of whether the DOTS we mint are securities is based upon our internal policies and procedures that are risk-based judgments made by us and are not a legal standard nor are they binding on any regulatory body or court.” which we intend to include in the amendment to form 10-K.

3.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations.

Response: We respectfully advise the Staff that we intend to update the disclosure in an amendment to the Form 10-K as well as corresponding pages in an amendment to the Quarterly Report, to note that references to the “Company,” “COSG,” “we,” “us” and “our” refer Cosmos Group Holdings Inc., a Nevada company and all of its subsidiaries on a consolidated basis. We will amend the reports to remove references to “we” or “our” when describing the activities or functions of a subsidiary, and where reference to a specific entity is required, the name of such specific entity are referenced directly.

4.	We note that one or more of your officers or directors are located in Hong Kong. Please revise to include both risk factor disclosure as well as a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

5.	We note your disclosure that you provide custody services to art and collectibles buyers through leveraging blockchain technology through the creation of Digital Ownership Tokens. Please describe your custodial services in detail, as well as any insurance coverage you have for this service.

Response: We respectfully advise the Staff that we intend to amend the disclosure in the amendment to Form 10-K to include the following terms of our custody services and insurance coverage:

“A bailment contract (the “Contract”) is embedded into the metadata of our DOT (digital ownership token), which sets out the specific terms under which we hold the physical artwork on behalf of the owner of the DOT. As part of the bailment terms, given that ownership of the physical artwork has already been transferred to the DOT owner, the responsibility for obtaining insurance will be also be transferred to the DOT owner.

Salient terms of the Contract are extracted below:

Commencement and duration

- the terms and bailment of the Good under the Terms shall commence on the Commencement Date and shall continue for the storage period.

Appointment of the Provider

- The Customer shall appoint Coinllectibles Private Limited or its subsidiary or holding company or subsidiary of such holding company or affiliate (the “Provider”), and the Provide shall provide the storage services including services which are incidental or ancillary to such services (the “Services”) to the Customer on a non-exclusive basis pursuant to the terms of the contract.

Provider’s rights

-the Provider may at its discretion sub-contract the safe keeping and storage of the Goods to a third party.

-the Provider may at its discretion exhibit or display the Goods and/or part with possession of the Goods to a third party for the purpose of exhibiting or displaying the Goods and shall be entitled to any revenues generated from that.

Facility

- The Provider shall provide the Facility.

Handling of Goods

- the Provider may use such method for the storage and handling of the Goods as it requires in its absolute discretion considers appropriate having regard to the nature and condition of the Goods as made known by the Customer to the Provider; and

- the Provider shall have a discretion as to where in the Facility it shall store the Goods and it may, without notice to the Customer but at the Provider’s expense, move the Goods from one part of the Facility to another part of the Facility.

Removal of Goods

- Subject to the payment clause of the contract, the Customer, or its agents and representatives, shall remove all the Goods from the custody or control of the Provider by the Storage Expiration Date.

-If the Customer fails to remove any of the Goods by the Storage Expiration Date, the Provider shall be entitled to sell or otherwise dispose of all or some of the Goods which have not been removed by the Storage Expiration Date, at the Customer’s expense and risk and shall deduct all amounts due to the Provider from the Customer under the Terms and the expenses incurred by the Provider in relation to or in connection with the Goods. The Provider shall not be liable for the adequacy or amount of the price obtained for the sale or for any loss arising from such sale or such disposal of the Goods.

- The Provider may at the Customer’s expense, remove or, if it thinks fit, destroy any Goods which in its reasonable opinion are or have become Dangerous Goods.

Charges

- Customer shall pay the charges set out in a schedule of the contract.

- All Charges are stated exclusive of the Applicable Taxes which shall be paid by the Customer at the rate and from time to time in the manner prescribed by law.

- The Charges exclude the following which shall be payable by the Customer monthly in arrears, following submission of an appropriate invoice:

(a) the cost of hotel, subsistence, travelling and any other ancillary expenses reasonably incurred by the individuals whom the Provider engages in connection with the Services; and

(b) the cost to the Provider of any materials or services procured by the Provider from third parties for the provision of the Services as such items and their cost are set out in schedule of the contract.

Payment

- The Customer shall pay the Charges to the Provider when removing the Goods or on the Storage Expiration Date, whichever is earlier.

- The Provider shall have a general and particular lien on the Goods in its possession as security for payment of all sums claimed by the Provider from the Customer. The Charges shall continue to accrue on any Goods detained under lien. If an amount is not paid when due, the Provider may sell or otherwise dispose of some or all of the Goods in its possession, at the Customer’s expense and risk, and shall deduct all amounts due to the Provider and the expenses incurred by the Provider in relation to or in connection with the Goods. The Provider shall not be liable for the price obtained for the sale or disposal of the Goods.

- The Provider’s right to sell or otherwise dispose of the Goods in the clause above shall arise immediately upon any sum becoming due.

- Each party may at any time, after giving notice to the other party, set off any liability owed by the other party to it against any liability owed by it to the other party, whether either liability is present or future, liquidated or unliquidated, and whether or not either liability arises under the Terms. If the liabilities to be set off are expressed in different currencies, the party setting off may convert either liability at a market rate of exchange for the purpose of set-off. Any exercise by a party of its rights under this clause shall not limit or affect any other rights or remedies available to it under the Terms or otherwise.

Risk and damage to the Goods

- The Goods shall remain at the Customer’s risk at all times.

Limitation of liability

- The Customer is responsible for making its own arrangements for the insurance of any excess loss.

Governing Law

-The Terms and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of Singapore.

Jurisdiction

-Each party irrevocably agrees that the courts of Singapore shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with the Terms or its subject matter or formation.”

6.	Please tell us and disclose whether you offer your products and services in the United States or to U.S. persons.

Response:    We confirm that as of this moment of writing, the Company does not have any customers that are from the United States or any U.S. person nor is the Company specifically targeting customers from the United States.

However, we also note that the Company’s operation of an online market place for collectibles and fine art is accessible online by interested parties and may potentially be accessed by users located in the United States.

Description of Business, page 1

7.	Please revise to clarify whether the Company maintains custody of the NFTs minted prior to sale as well as the other crypto assets held by the Company, or if you utilize third-party providers. In addition, revise to explain and describe the risks and challenges related to maintaining custody of the various crypto assets, including any cybersecurity and bankruptcy risks. Please also describe the terms and provisions of your insurance policies that will cover the NFTs minted prior to sale as well as the other crypto assets held by you or third-party provider(s). To the extent there are none, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate. Finally, include a more detailed discussion of your custody arrangements for your physical artwork represented by NFTs.

Response: We respectfully advise the Staff that we intend to disclose on the amendment to the Form 10-K that:

“We generally do not maintain custody of the DOTs or crypto assets. Where possible, we adopt a “sell then mint” process, where the DOTs are not minted unless they have been sold. This is in line with how legal documents are created where an Assignment is only drafted and signed after a sale of a property (e.g., scanned copies of an Assignment can be created in PDF form thereafter). The DOT merely a digital ownership title to a physical item.

Where possible, we also dispose the crypto assets as soon as we have received them. On the rare occasion that we do have custody of these assets, we keep them in an online multi-signatory wallet in the MultiSig system we developed so that they could be listed on our platform. When these DOTs are sold, the ownership of the DOTs is transferred to the buyer.”

As mentioned in our response to comment 5, we have specific bailment terms to govern our possession of the physical artwork after the DOT has been sold.

The MultiSig system is developed internally by our Company for the purpose of holding DOTs in a multi-signatory wallet where multiple wallet holders, instead of a single wallet holder, are needed to approve any transaction.

During the financial reporting period, there were only 6 wallet holders who had access to the multi-signatory wallet and at least 3 wallet holders’ approvals are required to process transactions. This reduced the risk of losing DOT from the loss or destruction of a single private key of the wallet, and the risk of DOT being stolen or destroyed by a single wallet holder.

Before the DOTs are sold, we store the underlying physical art pieces in our warehouse. We have purchased insurance that covers the art pieces stored in our warehouse. After the DOTs are sold, customers can choose to ship out the underlying art pieces or not. If customers want to ship out the art pieces, they will have to pay for the shipping and insurance fees.

Further Risk Factors

We respectfully advise the Staff that we intend to include the following additional risk factors into the amendment on Form 10-K:

There are material risks and uncertainties associated with custodians of DOTs

The Company uses its multiple custodian system to hold DOTs for its business line. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its DOTs in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of DOTs. The Company may also incur costs related to maintenance of the custodian system. Any security breach, incurred cost or loss of DOTs associated with the use of a custodian could (as with any asset of any company) materially and/or adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of DOTs held on behalf of clients. For example, if a DOT is, for whatever reason deemed as a form of security (which is unlikely as a DOT is merely a digital copy of a contract) U.S.- regulated investment advisers may (though most unlikely) be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, DOTs, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. Any security breach, incurred cost or loss of DOTs associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

The loss or destruction of more than half of the private keys required to access a digital asset may be irreversible and, as a result, the Company’s loss of access to its private keys or its experience of a data loss relating to its DOTs may adversely affect the Company’s business, financial condition and results of operations.

DOTs are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which the DOTs are held. The Company is required by the operation of blockchain networks to publish the public key relating to a digital wallet in use when it first verifies a spending transaction from that digital wallet and disseminates such information into the respective network. The Company safeguards and keeps private the private keys relating to its DOTs by using its system where multiple wallet holders, instead of a single wallet holder, are needed to approve any transaction. To the extent more than a half of private keys are lost, destroyed or otherwise compromised and no backup of the private keys is accessible, the Company will be unable to access the DOTs held by them and the private keys will not be capable of being restored by the respective blockchain network. Any loss of private keys relating to digital wallets used to store the Company’s DOTs may adversely affect the Company’s business, financial condition and results of operations.

The DOT transactions relating to the digital contracts underlying the fine arts and collectibles are irrevocable, and stolen or incorrectly transferred DOTs may be irretrievable and, as a result, any incorrectly executed DOT transactions may adversely affect the Company’s business, financial condition and results of operations.

Although the Company’s transfers of DOTs will regularly be made to or from various parties, it is possible that, through computer or human error, or through theft or criminal action, the Company’s DOTs could be transferred in incorrect amounts or to unauthorized third parties. To the extent that the Company is unable to seek a corrective transaction with such third party or is incapable of identifying the third party which has received the Company’s DOTs through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred DOTs in the absence of relevant Court Order from a competent judicial body. To the extent that the Company is unable to seek redress for such error or theft, such loss may adversely affect the Company’s business, financial condition and results of operations.

The limited rights of legal recourse against the Company, and the Company’s lack of insurance protection, exposes the Company and its stockholders to the risk of loss of its DOTs for which no person is liable.

While the physical art pieces and collectibles stored in the Company’s warehouse are insured, the DOTs on the blockchain held by the Company may not be insured. Therefore, a loss may be suffered with respect to the Company’s DOTs which is not covered by insurance and for which no person is liable in damages, which may adversely affect the Company’s business, financial condition and results of operations.

That having been said, please note that the physical art pieces are stored in the Company’s warehouse and such art pieces are insured. The theoratical theft of a DOT (which is the same as stealing a PDF copy of a contract) does not mean that there will be any adverse effect to the physical goods. Theoretically, if a DOT is indeed obtained by illegal means, the mal-actor will have to go to the Courts to enforce the legal rights under the DOT upon which bonafide owners to the physical art pieces can assert their rights accordingly.

The Company may not have adequate sources of recovery if its DOTs are lost, stolen or destroyed.

If the Company’s DOTs are lost, stolen or destroyed under circumstances rendering a party liable to the Company, the responsible party may not have the financial resources sufficient to satisfy its claim. For example, as to a particular event of loss, the only source of recovery for the Company might be limited, to the extent identifiable, other responsible third parties (e.g., a thief or terrorist), any of which may not have the financial resources (including liability insurance coverage) to satisfy a valid claim by the Company.

DOTs held by the Company are not subject to FDIC or SIPC protections.

The Company does not hold its DOTs with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”) and, therefore, its DOTs are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.

8.	Please revise to clarify on which blockchain(s) you intend to mint NFTs and provide a discussion of those blockchains and how they operate. To the extent you intend to utilize multiple blockchains for minting NFTs, provide a discussion regarding the functionality differences and limitations of each.

Response: We respectfully advise the Staff that we intend to include the following disclosure in the amendment to Form 10-K:

“During the financial period, our DOTs were minted on the Binance Smart Chain and the Polygon Chain. We chose these two blockchains based on the criteria of (i) fees, (ii) carbon footprint, and (iii) marketplaces.

Binance Smart Chain has higher fees and carbon footprint than Polygon but caters to a different market segment, which is the market that is familiar with the Binance ecosystem. We used them when we needed to access the market segment that Binance Smart Chain targets and Polygon Chain does not target.

Polygon Chain had lower fees and carbon footprint as compared to Binance Smart Chain and was accepted by many marketplaces. We minted approximately 0%and 0% of our DOTs on the Polygon Chain for the year ended December 31, 2021 and six months ended June 30, 2022. For the year ended Dec 31, 2022, we minted approximately 24% of our DOTs on the Polygon Chain.”

9.	Please clarify whether the NFTs you offer are intended to convey legal ownership of both the NFT and the underlying physical artwork and any conflicts that could arise if the NFT and physical artwork are held by different owners. To the extent you do intend it to provide documentary evidence of legal ownership, provide a discussion regarding enforceability risk, whether there are any instances in which a court has determined that an NFT provides a basis for legal ownership, and how any conflicts will be resolved.

Response: We respectfully advise the Staff that we intend to include the following disclosure in the amendment to Form 10-K:

“During the reporting period, we used NFT technology to create our DOTs so that we can enhance the way people collect artwork. The DOTs were not sold as separate products but instead represented ownership title to the physical artwork on our platform in order to facilitate transaction logistics.”

No conflict arose during the financial period because possession is not the same as ownership. There are sufficient case laws that support the enforceability of a document of title, and that such document of title can be reflected in a digital format. The Company utilized DOT to record ownership title in order to facilitate transaction (which has the benefits of blockchain) instead of using traditional Word Document or a PDF File.

10.	We note your disclosure that you “receive fiat and cryptocurrency from the sale of art and collectibles and collection of transaction fees derived from the secondary and subsequent sales of the collectibles.” Please revise to clarify whether you will maintain any interest in the NFTs after they are sold, such as through royalty payments on future sales or through another mechanism.

Response: We respectfully advise the Staff that we intend to include the following disclosure in the amendment to Form 10-K:

“During the financial period, we did not maintain any legal or beneficial interest in our DOTs after they were transferred together with the physical artwork and collectibles. We did collect a transaction fee for administrative record keeping services provided upon each subsequent transfer through our platform, when services are provided.”

As the Company disclosed in the form 8-K filed on December 20, 2022, effective on December 15, 2022, the Company entered into a settlement agreement with Lee Ying Chiu Herbert, our former director and current controlling shareholder (“Dr. Lee”), pursuant to which amongst other transactions, the Company caused the transfer to Dr. Lee of Coinllectibles Limited, Coinllectibles (HK) Limited and Coinllectibles Wealth Limited. Subsequent to the transaction, the Company did not receive any crypto currencies.

Subsequent to the reporting period, the Company continues to operate its metaverse platform MetaMall, which acts as a marketplace. Crypto payment received on the MetaMall platform will be processed by a third party payment company which will convert the cryptocurrency into fiat currency to be transferred to the Company. DOT listed on the Metamall platform are held directly by their owners, and are not owned by the Company or its subsidiaries.

11.	Please revise to discuss your onboarding procedure for new customers including any know-your-customer and anti-money laundering policies you have in place. As part of your disclosure, include a discussion regarding whether you require customers to provide legal identification and the policies and procedures you have in place for conducting due diligence.

Response: We respectfully advise the Staff that our business is more in line with a market place than an exchange.

Crypto exchanges are required to have a Know Your Customer (KYC) process in place because of the regulatory requirements surrounding the trading of cryptocurrencies, such regulations are aimed at preventing money laundering and terrorist financing, and are designed to ensure that cryptocurrency transactions are conducted in a transparent and accountable manner. In most jurisdictions, cryptocurrency exchanges are subject to anti-money laundering (AML) regulations that require them to verify the identities of their customers and to monitor their transactions for suspicious activity. This is typically done through a KYC process, which involves collecting personal information from the customer, such as their name, address, and government-issued ID.

In contrast, marketplaces like Amazon do not typically require a KYC process because they are not involved in the trading of cryptocurrencies. Instead, they facilitate transactions between buyers and sellers of goods and services, and their payment systems are typically integrated with traditional payment methods, such as credit cards and bank transfers. As such, the regulatory requirements for marketplaces like Amazon are different from those for cryptocurrency exchanges.

We respectfully advise the Staff that we intend to include the following disclosure in the amendment to Form 10-K:

“The Company operates its metaverse platform MetaMall, which acts as an e-commerce platform. Crypto payment received on the MetaMall platform will be processed by a third party payment company which will convert the cryptocurrency into fiat currency to be transferred to the Company. DOTs listed on the Metamall platform are held directly by their owners, and are not owned by the Company or its subsidiaries. Any prospective purchaser wishing to make a purchase through our e-commerce site through any payment via credit card will enable us to identify the buyer and in turn such transactions would undergo all relevant AML and KYC procedure with partnering banks and card scheme operators.

For crypto-payments, in compliance with our AML Policy, we have automatically blocked off transactions from all sanctioned jurisdictions.”

Our Business, page 4

12.	Please revise to provide a comprehensive discussion of the Company’s business plans regarding your purpose and strategy for purchasing, holding and trading crypto assets, including NFTs and stablecoins.

Response: We respectfully advise the Staff that during the financial period, the Company did not engage in the business of purchasing, holding and trading stablecoins or other crypto assets. The Company’s business focused on physical artworks and collectibles, while utilizing blockchain and NFT technologies to create a documents of title and a transparent ledger for each artwork or collectible to enhance the overall experience of each collector in order to facilitate sale transaction logistics.

As the Company disclosed in the form 8-K filed on December 20, 2022, effective on December 15, 2022, the Company entered into a settlement agreement with Lee Ying Chiu Herbert, our former director and current controlling shareholder (“Dr. Lee”), pursuant to which amongst other transactions, the Company caused the transfer to Dr. Lee of Coinllectibles Limited, Coinllectibles (HK) Limited and Coinllectibles Wealth Limited. Subsequent to the transaction, the Company did not receive any crypto currencies.  Subsequent to the transaction, the Company no longer minted any DOTs, and any DOTs provided by the Company as ownership documents in association with physical artwork sold by the Company will be obtained by a third party. Such DOTs are not sold separately and are complimentary to the physical artwork.

We advise the Staff that we intend to include the following disclosure in the amendment to Form 10-K:

“The Company’s business focused on physical artworks and collectibles, while utilizing blockchain and NFT technologies to create a documents of title and a transparent ledger for each artwork or collectible to enhance the overall experience of each collector in order to facilitate sale transaction logistics. During the financial period, the Company accepted ETH, BNB, USDT, BUSD, MATIC and OKT as payment for certain artwork or collectibles. Upon receipt of crypto currency payments, we transferred these crypto currencies to a third party in the short term which would convert the stable coins into fiat currencies and send back to us. All crypto currencies received during the financial period were used by the Company for marketing and IT development expenses, including expenses associated with the minting process, and the Company did not sell or transfer any crypto currencies to customers.

“The Company continues to operate its metaverse platform MetaMall, which acts as a marketplace. Crypto payment received on the MetaMall platform will be processed by a third party payment company which will convert the cryptocurrency into fiat currency to be transferred to the Company.”

Our Products and Services, page 6

13.	We note that you offer to “certain of [y]our buyers the option of taking possession of the arts and collectibles while paying on an installment basis.” Please revise your disclosure to discuss the following:

●	the terms of your financing agreements,

●	the aggregate amount of installment loans amount outstanding, and

●	when ownership or title of the collectible and/or NFT occurs during the term of the agreement.

Response: We advise the Staff that we intend to include the following disclosure in the amendment to Form 10-K:

“During the financial period, while the Company offered the option of taking possession of the arts and collectibles while paying on an installment basis, no such transaction occurred, and the aggregate amount of installment loans amount outstanding for the years ended December 31, 2021 and for the six months ended June 30, 2022 is nil and nil, respectively. In any installment loans to occur in the future, the ownership of the artwork would transferred upon purchase. We will take collateral over the artwork for the loan, in the form of a pledge, a charge, or a hypothecation.”

The Company notes that no financing agreement has been made, as no such transaction has occurred.

14.	We note your disclosure that you “intend to embed into the blockchain for each art or collectible piece an independently apprised valuation, a 3D rendering of the piece, high- definition photo of the piece, AI recognition file of the piece and a set of legal documents to provide proof of ownership and provenance of the piece to the blockchain.” Please revise to more clearly describe the process of imbedding such data on the blockchain, and the costs associated with this process. For example, clarify whether actual images and copies of legal documents will be imbedded in the blockchain or if it will include a link to such images or documents stored on a separate server.

Response: We advise the Staff that we intend to include the following disclosure in the amendment to Form 10-K:

“The metadata of an NFT allows very little information to be included. Generally, NFTs may contain a link to where an image is stored, while bundling terms and conditions governing the image, which are not incorporated in the NFT itself. During the financial period, the Company engaged an alternative approach of embedding link points to a permanent web page on the blockchain which not only included the image but also all the terms and conditions governing the image or other asset. Everything on this permanent web page became part of the DOT.

With this method, not only the DOT is immutable by nature, the information pointed by the link in metadata of the DOT cannot be changed as well since it is also saved in a decentralized storage system. The cost involved include (1) drafting and preparing the legal documents for the ownership title, (2) the 3D scanning of the item which takes between 2-3 days to be scanned and rendered, (3) the taking of the high quality images for each of the item, (4) the training of the AI recognition file which takes between 3-5 days, (5) obtaining an valuation report from the independent appraiser, (6) creating a permanent web page and uploading the information onto the blockchain, and (7) minting the DOT onto the blockchain”

CSE Services, page 7

15.	We note your disclosure under this heading regarding the services you may provide with respect to the art and collectibles you custody. Please revise to provide a more detailed description of the services you may provide, including the security measures and insurance, and who covers the costs of these additional services. In addition, please explain whether any such services may generate income or revenues for owners of the art and collectibles you custody. For example, the disclosure on page 7 indicates that you will “introduce exhibition services to collectors and artist to organize exhibitions of artworks and collections in [y]our gallery or other specialized art events.”

Response: We advise the Staff that we intend to include the following disclosure in the amendment to Form 10-K:

“Because ownership of the artwork has been transferred at purchase, the owner has the responsibility to purchase their own insurance. We intend to offer services to display artworks at galleries and exhibitions. Depending on the bailment terms, we may need approval from the owner and may have to share any income from such displays. The costs of exhibiting the artworks would include the insurance fee that covers the transportation, storage and exhibition of the artwork, the transportation fee for shipping the artwork, the storage fee for keeping the artworks in a secured location, and the rent of the venue.”

We also intend to include the terms of our custody services and insurance coverage as disclosed in question 5.

Our Distribution Channels, page 7

16.	We note your disclosure regarding your metaverse platform MetaMall. Please revise to provide a more detailed discussion of your MetaMall product including how it operates and how it interacts with the metaverse. As part of your disclosure, be sure to include a discussion of the metaverse and how you define it.

Response: We advise the Staff that we intend to include the following disclosure in the amendment to Form 10-K:

“We define the metaverse as the a multitude of universes which is comprising of our real physical world and multiple virtual environments and how an individual interacts between them. Hence, to us, we already live in the metaverse. We believe our DOT is a fundamental component of the metaverse, since it not only provides immutable and traceable records through the use of blockchain technology, but it also contains legal documents to protect the rights of its owner. Our MetaMall is an e-commerce platform that is a part of the metaverse. Asset owners can list their assets in the form of DOTs while buyers can make the purchase. MetaMall provides a platform for users to trade their assets with an immutable track record in the metaverse.

We will continue to enhance over time the shopping experience on our e-commerce platform through 3D, AR, VR and other technologies available to us from time to time.”

17.	We note your disclosure that you “work with various crypto exchanges to accept their currencies as payment for the Fusion DOTs collectibles.” We further note that several of your operating entities and your gallery are located in Hong Kong. Please revise to provide a discussion regarding the regulatory and legal limitations on Chinese nationals to utilize crypto assets to purchase NFTs. As part of your disclosure, clarify whether Chinese citizens will be required to purchase the NFTs and physical artwork with other payment methods, and whether the limitations have a material impact on the sales of the NFTs.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Risk Factors

We intend to mint our own DOTs under the assumption that our DOTs are not investment contracts..., page 18

18.	We note the statements that the legal test for determining whether a particular crypto asset is a security “evolve[s] over time” and that “it is difficult to predict the direction or timing of any continuing evolution of the Commission’s views in this area.” Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response: We intend to amend the foregoing risk factor to read as follows:

“We intend to mint our own DOTs under the assumption that our DOTs are not investment contracts and therefore not a security as described by the Supreme Court in SEC v. W.J. Howey Co., 328 U.S. 293 (1946). A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize our DOTs, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

Foreign jurisdictions have adopted different approaches in classifying digital assets as “securities.” As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.”

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration in accordance with Section 5 of the Securities Act. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system, or ATS, in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

We have internally conducted our own analysis and have concluded that our DOTs are not a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that our DOT is a “security” under applicable laws. However, if the interpretation or enforcement of the laws and regulations regarding digital assets change, if we erroneously conclude that our DOTs are not securities, our operations would likely be materially and adversely affected such that we may be unable to continue to mint DOTs or the SEC, a foreign regulatory authority, or a court determines that our DOTs constitutes a security, we could become subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with the registration requirements of Section 5 of the Securities Act, or for acting as a broker, dealer, or national securities exchange without appropriate registration in the future. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Users of our DOTs could also seek to rescind our sales transactions on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease minting and selling our DOTs, which could negatively impact our business, operating results, and financial condition. If we are unable to mint our own DOTs, our results of operations and financial condition may be harmed and the value of your investment in us materially and adversely affected.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 32

19.	Please revise your filings, including both annual and interim filings, to provide a discussion of the changes in financial condition each period for which financial statements are presented. Please note that your revised disclosure should address changes by individual line item on the consolidated balance sheet. In addition, ensure you discuss the causes of material changes between periods, provide the specific reasons and factors contributing to these material changes and quantify the impacts. Provide us with the revised disclosure that you intend to include.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

20.	In regards to the revised disclosures in the preceding comment, please also revise your disclosure to analyze and discuss changes and trends in credit quality for your loan receivables portfolio for each period presented. Ensure your disclosures address and provide discussion of the following items:

●	Changes in the number of loans and balances within loan receivables among the various sub-categories (personal, commercial, and mortgage);

●	Average term or duration of the loans;

●	Average number of loans and balances of loans receivable for periods presented within the financial statements;

●	Changes within your allowance for loan losses; and

●	Credit quality indicators (such as delinquencies, charge-offs, non-accrual status, etc.) that support your conclusion that the allowance for loan losses is appropriate for the periods presented in your financial statements.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Results of Operations

Comparison of the fiscal years ended December 31, 2021 and 2020, page 33

21.	We note your current discussion of changes in the results of operations does not sufficiently describe the changes and factors impacting your results of operations during the periods presented in your annual and interim filings. Please revise the discussion of your results of operations to identify specific drivers and quantify the impact of those drivers for each income statement line item, as well as your net interest income and net interest margin, for each period presented. For example, we note your disclosure on page F-21 that the interest rates on loans issued ranged from 13 % to 59% (2020: from 13 % to 59%) per annum for the year ended December 31, 2021. Please include this disclosure within your discussion of net interest income and net interest margin and identify reasons for significant variations within the rates you offer on your loan portfolio. This comment applies to the discussion throughout your MD&A in both your annual and quarterly reports. See SEC Release 33-8350 for additional guidance.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

22.	In addition to the above revisions on a consolidated basis, please revise your annual and interim filings to provide separate MD&A disclosures for each of the Company’s segments. Ensure the revised disclosures include an appropriate segment level discussion identifying the specific drivers that quantifies the impact of those drivers on each segment’s results of operations. For example, in regard to the Company’s ACT Segment, include a discussion of the following items where applicable:

●	The amount of revenue derived from the sales of the arts and collectibles for the periods presented in the financial statements;

●	The number of arts and collectibles sold for the periods presented in the financial statements;

●	The amount of revenue derived from secondary platform transactions fees for the periods presented in the financial statements; and

●	The number of secondary platform transactions for the periods presented in the financial statements.

We have revised our discussion throughout the Annual Report and quarterly report to reflect the foregoing comment.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Critical Accounting Policies and Estimates, page 37

23.	We note that you have identified the allowance for loan losses, among others, as part of its critical accounting policies and estimates on pages 37-42. For all critical accounting estimates that involve a significant level of estimation uncertainty, please expand your disclosures to discuss why each critical accounting estimate is subject to uncertainty, how much each estimate and/or assumption has changed over the relevant period and sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation. Additionally, please also make corresponding revisions to your quarterly reports filed on Form 10-Q.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Recently Issued Accounting Pronouncements, page 42

24.	Please revise your disclosure to discuss your plans and progress on adopting ASU 2016-13. Additionally, please also make corresponding revisions to your quarterly reports filed on Form 10-Q.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 49

25.	We note your footnote disclosure that Lee Ying Chiu Herbert is entitled to receive an additional 800 million shares as a result of the acquisition of Massive Treasure. Please revise your beneficial ownership table to reflect the beneficial ownership of the 800 million shares, or tell us why it is not required. Refer to Item 403(b) of Regulation S-K.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Certain Relationships and Related Transactions and Director Independence, page 50

26.	Please revise to discuss whether any of your officers and directors presently has, and any of them in the future may have additional fiduciary or contractual obligations to other entities. As part of your disclosure, include all of the entities with which each of your officers and directors could have a conflict of interest and include related risk factor disclosure.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

27.	We note your disclosure that Dr. Lee is expected to beneficially own in excess of 83.93% of the common stock of the Company. We further note that Dr. Lee controls Marvel Digital Group Limited which entered into several agreements with the Company. Please prominently disclose the aggregate amount of all transactions between the Company and entities controlled by Dr. Lee, and include risk factor disclosure. As part of your discussion, clarify whether the transactions were conducted on an arms length basis or included any independent assessment of the terms of the agreements.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Report of Independent Registered Public Accounting Firm, page F-2

28.	Please amend your Form 10-K for the fiscal year ended December 31, 2021 to include the date of the auditor’s report as required by AS 3101.10(d) and Rule 2-02(a) of Regulation S-X.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Consolidated Balance Sheets, page F-3

29.	We note that the Company presents digital assets as a current asset. Please provide us with your analysis, citing authoritative literature considered, supporting your determination to classify digital assets as a current asset.

Response: In accordance with S-X 5-02 and ASC 210-10-05-4, the Company is required to present a classified balance sheet, which separates current and noncurrent assets and liabilities. Under the definitions from ASC master glossary, current assets are used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.

Digital assets are generated from our normal operating cycle of Arts and Collectibles Technology Segment, whose assets are reasonably expected to be realized in cash or sold or consumed within 12 months.

30.	We also note that the Company presents Loans Receivable, net as a current asset. Considering your disclosure on page F-10 that the loans receivables portfolio consists of real estate mortgage loans, commercial and personal loans, please provide us with your analysis, citing authoritative literature considered, supporting your determination to classify loans receivable as a current asset.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Consolidated Statement of Operations and Comprehensive (Loss) Income, page F-4

31.	We note that 63.7% of your revenue for the year ended December 31, 2021 and 100% of your revenue for the year ended December 31, 2020 is derived from interest income derived from lending activities; however, there is no presentation of a net interest income or provision for loan losses on the face of the income statement. We also note your presentation of a measure of gross profit. Please clarify whether the Company is applying Article 5 or Article 9 of Regulation S-X in your financial statement presentation and why. In addition, tell us why you do not present net interest income or clearly present the provision for loan losses on the face considering the significance of interest income and lending activities, or revise accordingly. This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Notes to Consolidated Financial Statements

Note 1 - Organization and Business Background, page F-7

32.	We note your disclosure that the share exchange with Massive Treasure Limited (“MTL”) was treated as a recapitalization of the company and further that the financial statements for the years ended December 31, 2021 and 2020 have been restated accordingly. We also note your disclosure that MTL is a party to numerous agreements to acquire 12 additional business entities. As such, the Company further agreed to issue an additional 55,641,014 shares of common stock to complete the acquisition of 12 business entities concurrently. Please address the following:

●	Provide us with your analysis, citing authoritative accounting literature considered, explaining and supporting the Company’s current accounting presentation;

●	Tell us how you have accounted for MTL’s agreements to acquire 12 additional business entities;

●	Tell us when the acquisition for each of the 12 entities was completed and how each of these entities are presented in the filing (e.g., retrospective or prospective) and why;

●	Tell us how you have allocated purchase price to the 12 acquisition agreements;

●	Provide us with your significance assessment for the 12 additional business entities and whether 3-05 financial statements and article 11 pro forma information is required;

●	Provide all disclosures required by ASC 805 for the various acquisitions, or tell us where they are disclosed; and

●	Provide us with a tabular presentation of the combination of the entities showing all material adjustments (with attending explanations) in columnar form for the financial statements for the years ended December 31, 2021 and 2020.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

33.	We note your disclosure of the Share Swap Letter Agreement to acquire E-on and 8M. We also note that the Company is obligated to issue 9,854,195 and 4,927,098 shares on the first anniversary of the closing of the acquisition to the former shareholders of E-on and 8M respectively, subject to certain clawback provisions. In this regard, we note that E-on and 8M are obligated to meet certain financial milestones in each of the two year anniversaries following the closing and failure to meet such milestones will result in a clawback of the shares issued to the former shareholders. In addition, we note that the Company also entered into another 51% Share Swap Letter. For each of these agreements, please address the following:

●	Provide us with your comprehensive accounting analysis of the acquisition agreement, including the clawback provision.;

●	Tell us whether any of the financial milestones were achieved, and how you subsequently accounted for those provisions in the arrangement; and

●	Provide us with your significance calculations for these acquisitions, including your consideration of whether Rule 3-05 financial statements and Article 11 pro forma information is required to be presented.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Note 2 - Summary of Significant Accounting Policies

Digital Assets, page F-9

34.	We note your disclosure that your digital assets mainly represent the cryptocurrencies held in your e-wallet. Please expand this disclosure, here and elsewhere, to discuss the primary safeguarding procedures and protocols you have in place to protect your e-wallet. Clearly state whether your e-wallet and related key(s) is held on one device (or multiple) with access available only to one individual and identify such individual. This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

Response: As mentioned on our response to Question 7, our intention is not to hold on to crypto currencies overnight. Generally we transfer the crypto payments to a third party on a daily basis. The crypto currencies are converted into fiat currencies by the third party and send back to us. For the DOTs that are listed in the MetaMall platform, we keep them in multi-signatory wallets accessible only with multiple authorizations.

We advise the Staff that we will provide as the amendment to Form 10-K and 10-Q in a subsequent filing.

35.	We note that the Company accounts for digital assets in accordance with ASC 350. We also note that the digital assets held appear to include stablecoins (e.g., USDT, BUSD, etc.). For each type of digital asset held, please provide us with an accounting analysis explaining your treatment and conclusion to account for them in accordance with ASC 350.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

36.	We note your disclosure that if the fair market value of your digital assets at any point during the reporting period is lower than the carrying value an impairment loss equal to the difference will be recognized in the consolidated statement of operations and that if the fair market value at any point during the reporting period is higher than the carrying value, the basis of the digital assets will not be adjusted to account for this increase. Please reconcile these statements for us with your statement that, “Gains or loss on digital assets, if any, will only be recognized upon sale or disposal of the assets,” or revise accordingly.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

37.	Please revise to disclose in detail the timing of your assessments for impairment of digital assets and what sources and methods you use in such assessments. Clearly state the timing of your last digital asset impairment assessment(s) for the periods presented within the financial statements. This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Inventories, page F-9

38.	We note that the Company’s inventories include arts and collectibles from related party and independent artists and the costs associated with token minting for collectible pieces. Please provide us with a comprehensive accounting analysis supporting your determination and classification of these items as inventory. Ensure your response includes a discussion of the asset, its purpose and any rights or obligations associated with the underlying asset. Cite any authoritative literature considered in your accounting.

Response: These arts and collectibles are mostly ceramic artwork, decorative arts and contemporary paintings, in which we acquired them from the original owner/creator or the collectors. These arts and collectibles are minted with DOT and sold to the platform customers with the proper transfer of titles and rights associated with the underlying asset, under commercial terms and conditions. Practically, these arts and collectibles are held for sale in the ordinary course of business, as one of key business segments in our current operation.

Under ASC 330-10, an inventory has financial significance because revenues may be obtained from its sale, or from the sale of the goods or services in the production of which it is used. Normally such revenues arise in a continuous repetitive process or cycle of operations in which goods are acquired, created, and sold, and further goods are acquired for additional sales.

Thus, the inventory at any given date is the balance of costs applicable to goods on hand remaining after the matching of absorbed costs with concurrent revenues. This balance is appropriately carried to future periods provided it does not exceed an amount properly chargeable against the revenues expected to be obtained from ultimate disposition of the goods carried forward. In practice, this balance is determined by the process of pricing the articles included in the inventory.

We believe that these arts and collectibles are determined and classified as inventories, in a proper manner, under ASC 330.

We advise the Staff that we will provide the related amendment to Form 10-K and 10-Q in a subsequent filing.

39.	We note your disclosure that you will reduce inventory on hand to its net realizable value (“NRV”) on an item-by-item basis when it is apparent that the expected realizable value of an inventory item falls below its original cost. Please revise your policy to address the following items:

●	Clarify whether there are discrete values for the collectible and related token (NFT), or if they are considered one unit of account.

●	Revise to clearly state the timing and frequency of your assessments for NRV of your inventories.

●	Revise to clearly state the methods and sources by which the NRV of your inventories is derived.

●	Revise to disclose a tabular roll-forward of the number of items and balances of collectibles and related tokens comprising Inventories for the periods presented within your financial statements.

This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

40.	We note that inventories are classified as current assets in the accompanying balance sheets, even though the Company anticipates that certain inventories will be sold beyond twelve months from December 31, 2021. In light of this disclosure, please explain why the inventories are classified as current assets. Cite any authoritative literature considered in your accounting.

Response: Following the prior item 38, it is expected to carry out the sale of arts and collectibles products in the ordinary course of business. We cannot control the business environment when these arts and collectibles products can be sold. Commercially, we expect these arts and collectibles products to be sold or traded within 12 months. Therefore, these inventories should be classified as current assets, subject to impairment test, under ASC 330.

We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Revenue Recognition, page F-11

41.	For each of your revenue streams, please revise to include a description of the material rights and obligations of the contractual arrangements and your accounting policies. Ensure your accounting policy disclosures addresses each of the following points by stream of revenue:

●	Who is your customer (or customers) as that term is used in ASC 606;

●	What is the duration of the ASC 606 accounting contract and why;

●	What are the promised goods or services;

●	What are the Company’s performance obligations;

●	Whether the Company is a principal or agent in the arrangement;

●	What is the consideration specified in the contract (including whether the consideration is fixed or variable, and if variable, whether it is constrained);

●	What is the ASC 606 transaction price; and

●	When control of the promised good or service transfers to the customers and how revenue is recognized (e.g., at a point in time or over time).

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

42.	Please clarify your revenue recognition policy, here and elsewhere, to clearly address your policies for receiving digital assets as revenue, including what types (specify all known crypto assets that you have received or that your policy allows you to receive), how such assets are valued at receipt and recognition. As part of this analysis, tell us your consideration of whether the payment terms to receive consideration in the form of digital assets includes an embedded derivative in the scope of ASC 815.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Arts and Collectibles Technology Business, page F-11

43.	Please revise here, or within a separate Inventories footnote to quantify the following:

●	The amount of revenue derived from the sales of the arts and collectibles for the periods presented in the financial statements;

●	The number of arts and collectibles sold for the periods presented in the financial statements;

●	The amount of revenue derived from secondary platform transactions fees for the periods presented in the financial statements; and

●	The number of secondary platform transactions for the periods presented in the financial statements.

This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

44.	We note your disclosure that these arrangements are fixed-fee arrangements. Please clarify what and how the fee is fixed and whether the customers have the ability to pay the fee in digital assets. For example, clarify if it is fixed in the amount of US dollars to be received, digital assets or US dollar equivalent.

Response: Under the sale of arts and collectibles products, we generally fix the contract price, which is determined by the management based on the valuation of each collectible item and the current market knowledge. Also, we consider that the customers have the ability to pay the contract price in digital assets. In our contract, the price is fixed in the amount of US dollars, to be received, either digital assets or US dollar equivalent at the transaction date.

45.	In regard to the Company’s transaction fee income, we note your disclosure the Company’s service is comprised of a single performance obligation to provide a platform facilitating the transfer of its DOTs. Please provide us with your ASC 606 principal vs. agent accounting analysis for this arrangement. As part of your analysis, explain what specific rights and obligations each party has in the arrangement, whether the Company takes control of digital assets to be transferred, and what it means for the Company to facilitate the transfer.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

46.	Please tell us whether you have offered any cash or cryto-asset based incentive programs for your goods and services.

Response: We confirmed that we have not any cash or cryto-asset based incentive programs for our goods and services.

Fair Value of Financial Instruments, page F-15

47.	We note your disclosure of fair value of financial instruments as a significant accounting policy. Please revise to provide a fair value footnote with disclosures required by ASC 820, or tell us where such information is disclosed.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Note 4 - Revenue From Contracts With Customers, page F-17

48.	We note the balances within your revenue disaggregation table do not reconcile to your Income Statement for the year ended December 31, 2020. Please revise or clarify accordingly.

Response: We advise the Staff that we will make the amendment to Form 10-K and 10-Q in a subsequent filing.

Note 5 - Business Segment Information, page F-18

49.	We note your disclosure of revenues by geographic location on page F-20 includes reference to an “around the world” geographic region. Please tell us how you have complied with the disclosure requirements of ASC 280-10-50-41. As part of your response, address the following:

●	Tell us which countries are included in the “around the world” geographic region and whether any revenues from external customers attributed to an individual foreign country are material as contemplated in ASC 280-10-50-41(a); and

●	Tell us how you have considered the disclosure of long-lived assets by geographic region as contemplated in ASC 280-10-50-41(b).

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Note 6 - Loan Receivables, page F-20

50.	Please revise to include credit loss disclosures pursuant to the requirements of ASC 310- 10-50. For example, revise to include required disclosures, among others, relating to the following items:

●	Allowance for credit losses;

●	Roll-forward of the allowance for credit losses;

●	Nonaccrual and past due loans;

●	Impaired loans;

●	Loss contingencies;

●	Fair value disclosures; and

●	Credit quality information

This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

51.	Please tell us and revise your disclosure to clarify whether or not you have modified any loans receivable during any financial statement period present and disclose your accounting policy for such modifications. To the extent that you have modifications, include a description of the modified terms and reasons for the modification. This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

52.	We note your disclosure that the allowance for loan losses is estimated on an annual basis. Please explain why this analysis is only performed on an annual basis, or revise to clarify accordingly.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Note 7 - Digital Assets, page F-21

53.	We note your tabular rollforward of digital assets on an aggregated basis. Please revise to also provide a rollforward on a disaggregated basis by individual digital asset for each period presented. This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

Response: We advise the Staff that we will provide a rollforward on a disaggregated basis by individual digital asset in the amendment to Form 10-K and 10-Q in a subsequent filing.

54.	We note your disclosure on page F-21 that you received $3,266,085 of digital assets as revenue and paid $3,203,528 of digital assets as expense. Please address the following items:

●	Provide us with a comprehensive accounting analysis explaining the Company’s accounting policies and treatment, citing authoritative literature, for each of the recognition of revenue and expense;

●	As it related to the recognition of revenue, tell us how you determined the arrangement is in the scope of ASC 606 and if the counterparty meets the definition of a customer under ASC 606;

●	Tell us and clarify the parties involved in these arrangements, including whether the expense and revenue are from the same counterparty, whether any are related parties, whether any other intermediaries or third parties are involved in the exchange processes;

●	Tell us and revise to disclose the material rights and obligations of the parties involved in the arrangement;

●	Tell and revise to disclose the performance obligations;

●	Tell us how the transaction price was determined;

●	Tell us how revenue was recognized;

●	In regard to the recognition of expense, tell us what service was provided for this expense and by whom;

●	Tell us how the amount or value of the expense was determined; and

●	As it relates to the settlement of receivables and payables in digital assets, provide us with your ASC 815 accounting analysis assessing whether there is an embedded derivative in the payment terms for the receivable and payable.

In regards to the above bullets, please also make corresponding revisions to your interim financial statements filed on Form 10-Q.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Note 9 - Intangible Assets, page F-22

55.	We note your disclosure that you determined the share agreement/acquisition between your subsidiary Massive Treasure Limited and NFT Limited was not significant for purposes of Rule 3-05 and related pro forma information under Article 11 of Regulation S-X. Please provide us with the details of your significance calculation and basis for this conclusion. In addition, tell us how you evaluated the requirement to disclose pro forma information in accordance with ASC 805.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

56.	We note that you have accounted for the acquisition as an asset acquisition. Please explain your basis for concluding that it is an asset acquisition, as opposed to meeting the definition of a business.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Note 19 - Commitment and Contingencies, page F-29

57.	We note your disclosure regarding the Company entering into an Equity Purchase Agreement with Williamsburg Venture Holdings, LLC on December 31, 2021. Please provide us with an analysis explaining your accounting treatment for this arrangement in your financial statements, citing authoritative literature considered. In addition, tell us how you have considered this arrangement in your earnings per share calculation.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Condensed Consolidated Statement of Operations and Comprehensive (Loss) Income, page 10

58.	We note that the Company’s basic and diluted weighted average shares outstanding are the same (i.e., 364,686,715) for the three and six months ended June 30, 2022. However, we also note that the Company’s previously disclosed basic and diluted weighted average shares outstanding for the three months ended March 31, 2022 were 334,072,705 and 1,140,394,061, respectively. In addition, we note that an incremental 26,985,556 shares were issued during the three months ended June 30, 2022, which were not outstanding as of March 31, 2022. Please reconcile these apparent inconsistencies in both your basic and diluted weighted average shares outstanding numbers during the periods presented. In addition, revise your disclosures to include details of the calculation of your basic and diluted weighted average shares outstanding for each period presented.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Notes to the Unaudited Condensed Consolidated Financial Statement Note 3 - Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 23

59.	Please revise to disclose the Company’s accounting adoption of Staff Accounting Bulletin No. 121 (“SAB 121”), including quantification of the impact upon adoption. In addition, provide us with an accompanying accounting analysis explaining the Company’s conclusions regarding the adoption, including quantification of the population considered, discussion of the Company’s custody services, safeguarding obligations, contractual rights and obligations, significant risks and uncertainties and other factors considered, as applicable. Ensure your response and analysis addresses the consideration and applicability of the Company’s online platform for the sale and distribution of arts and collectibles around the world.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

60.	In addition to the above comment, please revise your disclosures for the following:

●	Clarify if the Company custodies or safeguards digital assets for other parties;

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

●	Discuss your general security and safeguarding protocols and procedures related to the digital assets held or custodied by the Company, including whether the Company holds any cryptographic key information for their digital assets held in custody;

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

●	With regard to the Company’s online platform for the sale and distribution of arts and collectibles around the world, through the use of blockchain technologies and minting token, clarify the Company’s control, rights and obligations over the arts and collectibles, as well as the rights and obligations of your customers; and

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

●	With regard to any safeguarding obligations for crypto-assets held, revise to disclose information within the financial statement footnotes and outside of the footnotes, where appropriate, required under Question 2 of SAB 121.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the three months ended June 30, 2022 and June 30, 2021, page 43

61.	We note your presentation of Adjusted Income appears to be a non-GAAP financial measure. Please revise your filing to identify it as a non-GAAP and disclose all items required by Item 10(e) of Regulation S-K.

Response: We advise the Staff that we will provide response to this comment as well as amendment to Form 10-K and 10-Q in a subsequent filing.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick